UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 479th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 5th, 2024

1. DATE, TIME AND VENUE: On November 5th, 2024, at 04:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, first Paragraph of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. All members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws. Also attended the meeting, in accordance with Article 163, Paragraph 3, of Law No. 6,404/76 (“Corporation Law”), Mr. Stael Prata Silva Filho, Mrs. Luciana Doria Wilson and Mrs. Gabriela Soares Pedercini, members of the Company’s Fiscal Board, as well as the CFO and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 479th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 5th, 2024

4.1. Proposal to Reduce the Company’s Capital Stock in the amount of R$ 2,000,000,000.00 (two billion reais) and consequent amendment to the Bylaws.

It was made clear that the meeting’s main objective was to discuss and deliberate on the proposal to reduce the Company’s capital stock, in the amount of R$ 2,000,000,000.00 (two billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares (“Reduction”), according to Article 173 of Corporation Law. The Company’s capital stock will change from R$ 62,071,415,865.09 (sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$ 60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,652,588,360 shares, therefore, the percentages of shareholder’s participation in the Company’s share capital will remain unaltered.

Due to the Reduction, a proposal was also presented (i) to amend Article 5, caput of the Company's Bylaws, as well as the consolidation thereof, in order to reflect the modification of the capital stock, and (ii) to call an extraordinary general meeting of the Company to deliberate on the Reduction and, consequently, the amendment and consolidation of the Bylaws.

If approved by the extraordinary general meeting of shareholders, the implementation of the Reduction is subject to a 60 (sixty) days period, according to Article 174 of the Corporation Law. After the execution of the Reduction, the payment of the resources resulting from the Reduction should occur by July 31st, 2025, in a single installment, individually to each shareholder and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. - Brasil, Bolsa, Balcão and the bookkeeper institution of the Company's shares, on a date yet to be determined by the Company's Management, as appropriate.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 479th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 5th, 2024

Finally, it was noted that the subject was previously analyzed by the Company’s Audit and Control Committee and the Fiscal Board, which expressed a favorable opinion to the Reduction proposal appreciated.

After analyzing and discussing the subject, the members of the Board of Directors, following a favorable opinion expressed by the members of the Fiscal Board and the Audit Control Committee present at the meeting, unanimously approved (i) the proposal for the Reduction as presented; (ii) the amendment of Article 5, caput of the Company’s Bylaws, in order to replicate and consolidate the modification of the capital stock; and (iii) call an extraordinary general meeting of the Company to deliberate on the items (i) and (ii) approved above, with the Company’s Management authorized to perform all necessary acts for the conclusion of the Reduction, including, but not limiting to, on this date, the release of the call notice and other documents relevant to the extraordinary general meeting.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned, and these minutes were drawn up. São Paulo, November 5th, 2024. Board of Directors: (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Fiscal Board: Stael Prata Silva Filho; Luciana Doria Wilson; and Gabriela Soares Pedercini. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 479th Meeting of the Board of Directors of Telefônica Brasil S.A., held on November 5th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director